10026759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICON Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Fifth Avenue, Eighth Floor
(No. and Street)

New York (City) NY (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason Ng, Chief Compliance Officer (212) 418-4734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/2010

OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICON Securities Corp., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER JOSEPH RUFFINI
Notary Public, State of New York
No. 02RU6177961
Qualified in Nassau County
Commission Expires November 19, 2011

Signature

Douglas S. Crossman, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Financial Statements and Supplemental Information
Year Ended December 31, 2009

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
ICON Securities Corp.

We have audited the accompanying statement of financial condition of ICON Securities Corp. (the "Company") as of December 31, 2009, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICON Securities Corp. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 5, 2010

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Financial Condition
As of December 31, 2009

ASSETS

Cash	$ 201,339
Property, plant & equipment, net of accumulated depreciation of $2,533	4,172
Prepaid expenses	28,208
Total assets	$ 233,719

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to Parent	$ 2,375
Total liabilities	2,375
Stockholder's equity:	
Common stock; no par value; $1 stated value; 200 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	1,665,000
Accumulated deficit	(1,433,756)
Total stockholder's equity	231,344
Total liabilities and stockholder's equity	$ 233,719

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Income (Loss)
Year Ended December 31, 2009

Revenue:	
Underwriting fees	$ 3,469,123
Expenses:	
Selling, general and administrative	4,676,066
Depreciation	2,235
Regulatory fees	35,040
Total expenses	4,713,341
Loss before income tax	(1,244,218)
Income tax benefit	48,736
Net loss	$ (1,195,482)

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	deficit	Equity
Balance, December 31, 2008	100	$ 100	$ 1,200,000	$ (238,274)	$ 961,826
Capital contribution from Parent	-	-	465,000	-	465,000
Net loss	-	-	-	(1,195,482)	(1,195,482)
Balance, December 31, 2009	100	$ 100	$ 1,665,000	$ (1,433,756)	$ 231,344

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (1,195,482)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,235
Changes in operating assets and liabilities:	
Due to Parent	(225,627)
Prepaid expenses	(4,103)
Accrued expenses	(11,850)
Net cash used in operating activities	(1,434,827)
Cash flows from financing activities:	
Capital contribution from Parent	465,000
Cash provided by financing activities	465,000
Net decrease in cash	(969,827)
Cash, beginning of the year	1,171,166
Cash, end of the year	$ 201,339

See accompanying notes to financial statements.

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Notes to Financial Statements
December 31, 2009

(1) Organization

ICON Securities Corp. (the "Company") was incorporated in the State of New York on April 2, 1982 and is a wholly-owned subsidiary of ICON Capital Corp. ("Capital" or "Parent"). Effective February 7, 2007, the Company was reincorporated as a Delaware corporation. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the Company does not take custody of any customer funds or securities. The Company's primary business activity is to underwrite and sell equity interests in publicly registered equipment leasing and financing partnerships or limited liability companies sponsored by Capital.

Effective April 1, 2008, the fiscal year of the Company changed to the calendar year in connection with its election to be a qualified Subchapter S subsidiary.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The management of the Company has evaluated all subsequent events through February 5, 2010, the date the financial statements were issued.

Cash

The Company's cash is held at one financial institution and at times may exceed FDIC insured limits. The Company periodically evaluates the credit-worthiness of this institution and has not experienced any losses on such deposits.

Property, Plant & Equipment

Property, plant & equipment is stated at cost less accumulated depreciation and amortization and primarily includes purchased computer equipment and software. Depreciation is computed using the straight line method over the estimated useful lives of the assets. Estimated useful lives are generally three years. Normal maintenance and repair costs, which do not extend the useful lives of the computer equipment, are expensed as incurred while renewal, betterments and major repairs that materially extend the useful lives of the assets are capitalized.

(2) Summary of Significant Accounting Policies - continued

Revenue Recognition

The Company receives underwriting fees in connection with underwriting the offering of the equity interests of affiliated equipment leasing and financing partnerships and limited liability companies (collectively, the "Funds"). Capital is the sponsor and General Partner or Manager of the Funds. During the year ended December 31, 2009, underwriting fees were earned from the sale of shares of ICON Leasing Fund Twelve, LLC and ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. The amount of underwriting fees - typically 2% to 3% of the gross proceeds of sales of the equity interests of the Funds - is determined in accordance with each Fund's limited partnership or limited liability company agreement. Revenue is recognized when an investor's subscription is accepted by the Fund.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

During the year ended December 31, 2009, the Company adopted the accounting pronouncement regarding the general standards of accounting for, and disclosure of, events that occur after the statement of financial condition date but before the financial statements are issued. This pronouncement was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of this accounting pronouncement did not have a significant impact on the Company's financial statements.

During the year ended December 31, 2009, the Company adopted Accounting Standards Codification 105, "Generally Accepted Accounting Principles," which establishes the Financial Accounting Standards Board Accounting Standards Codification (the "Codification"), which supersedes all existing accounting standard documents and is the single source of authoritative non-governmental US GAAP. All other accounting literature not included in the Codification is considered non-authoritative. This accounting standard is effective for interim and annual periods ending after September 15, 2009. The Company has conformed its financial statements and related notes to the new Codification for the year ended December 31, 2009.

(3) Expense Sharing with Related Parties

During the year ended December 31, 2009, 100% of the Company's expenses were paid or incurred by Capital and allocated to the Company in accordance with the terms of an expense sharing agreement entered into by the Company and Capital. Pursuant to the expense sharing agreement, Capital pays or incurs 100% of the Company's expenses and then allocates, in accordance with the terms and conditions of the expense sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales activities. Allocated expenses are recorded in selling, general and administrative on the statement of income (loss). On May 1, 2009, the Company amended the expense sharing agreement to modify the terms of certain expense sharing and expense allocations between the Company and Capital. At December 31, 2009, amounts payable to Parent represent expenses incurred, but not yet reimbursed to the Parent.

Capital increased its investment in the Company by $465,000 at various times during the year ended December 31, 2009. The increase was made through direct cash contributions by Capital.

(4) Income Taxes

The stockholders of the Company's ultimate parent, Warrenton Capital Corp., have elected to be treated as a Subchapter S corporation. Accordingly, the Company has elected to be treated as a Qualified Subchapter S subsidiary effective April 1, 2008. As a result, there is no federal income tax payable at the corporate level. For State tax purposes, most jurisdictions accept the federal Subchapter S election. Certain jurisdictions, however, do not recognize the Subchapter S election and local income tax has been provided for these jurisdictions.

(5) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and may be prohibited from expanding its business if the ratio exceeds 10 to 1.

At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.01 to 1. At December 31, 2009, the Company had net capital of $203,136, which was $198,136 in excess of its required minimum net capital of $5,000.

Advances to affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

Supplemental Information

Schedule I

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Supplementary Information
Computation of Net Capital and Aggregate Indebtedness Required by Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Net Capital	
Total stockholder's equity	$ 231,344
Less nonallowable assets:	
Prepaid expenses	28,208
Net capital	$ 203,136
Minimum net capital requirement	
(6 2/3% of aggregate indebtedness)	$ 158
Minimum dollar net capital requirement	$ 5,000
Net Capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$ 198,136
Excess net capital at 1,000%	
(net capital less 10% of aggregate indebtedness)	$ 202,899
Aggregate Indebtedness	
Total aggregate indebtedness from	
statement of financial condition	$ 2,375
Ratio of aggregate indebtedness to net capital	0.01

There are no material differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2009.

Schedule II

ICON Securities Corp.
(A wholly-owned subsidiary of ICON Capital Corp.)
Statement Regarding SEC Rule 15c3-3
December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors of
ICON Securities Corp.

In planning and performing our audit of the financial statements of ICON Securities Corp. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 5, 2010

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ICON SECURITIES CORP.
(A wholly-owned subsidiary of ICON Capital Corp.)
Year Ended December 31, 2009
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Stockholder and Board of Directors
ICON Securities Corp.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and Stockholder of ICON Securities Corp. (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ICON Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. ICON Securities Corp.'s management is responsible for ICON Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries supported by cancelled checks.

   No exceptions were noted.

2. Compared the amounts reported on FOCUS reports for June 30, 2009, September 30, 2009 and December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009.

   No exceptions were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No such adjustments were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 05, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032283 FINRA DEC
ICON SECURITIES CORP 5*5
ATTN: JASON NG
120 5TH AVE 8TH FL
NEW YORK NY 10011-5600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JASON NG 212-418-4734

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)
2/12/2009
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum N/A

F. Total assessment balance and interest due (or overpayment carried forward) $ Ø

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICON SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF COMPLIANCE OFFICER
(Title)

Dated the 3rd day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,630,752
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	N/A
(2) Net loss from principal transactions in securities in trading accounts.	N/A
(3) Net loss from principal transactions in commodities in trading accounts.	N/A
(4) Interest and dividend expense deducted in determining item 2a.	N/A
(5) Net loss from management of or participation in the underwriting or distribution of securities.	N/A
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	N/A
(7) Net loss from securities in investment accounts.	N/A
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	N/A
(2) Revenues from commodity transactions.	N/A
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	N/A
(4) Reimbursements for postage in connection with proxy solicitation.	N/A
(5) Net gain from securities in investment accounts.	N/A
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	N/A
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	N/A
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): DPP - LP INTERESTS	2,630,752
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	2,630,752
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø (to page 1 but not less than $150 minimum)